UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: February 18 to March 30, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
92400 Courbevoie La Défense 6
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total Signs Partnership Agreement with the French Ministry of Defence
EX-99.2: Total signs Exploration, Development and Production Sharing Agreement with SOCAR, Azerbaijan
EX-99.3: Second Total Energy & Education Seminar, Paris
EX-99.4: Sustainable Development, Environment, Energy and Society Chair Funded by Total To Be Inaugurated On March 5, 2009
EX-99.5: Early start-up of prouduction of the Akpo deep offshore field, Nigeria
EX-99.6: Total and GDF SUEZ are considering a new investment in France in the solar industry
EX-99.7: Total Plans to Invest More Than 1 Billion Euros in France to Consolidate its Refining and Petrochemicals Operations and Pursue Its Growth in Solar Energy
EX-99.8: Total and PetroVietnam sign a Production Sharing Contract, Vietnam
EX 99.9: Total Gabon: 2008 Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: March 30, 2009	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Total Signs Partnership Agreement with the French Ministry of Defense to Facilitate Private Sector Employment for Civilian and Military Personnel Leaving the Armed Forces (February 25, 2009)

•	EXHIBIT 99.2:	Total Signs Exploration, Development and Production Sharing Agreement with SOCAR for the Absheron block in Azerbaijan (February 27, 2009)

•	EXHIBIT 99.3:	55 University Professors From Around The World Come To Paris for the Second Total Energy & Education Seminar (March 2, 2009)

•	EXHIBIT 99.4:	Sustainable Development, Environment, Energy and Society Chair Funded by Total To Be Inaugurated on March 5, 2009 (March 5, 2009)

•	EXHIBIT 99.5:	Nigeria: Early start-up of production of the Akpo deep offshore field (March 9, 2009)

•	EXHIBIT 99.6:	Total and GDF SUEZ are considering a new investment in France in the solar industry (March 10, 2009)

•	EXHIBIT 99.7:	Total Plans to Invest More Than 1 Billion Euros in France to Adapt and Consolidate Its Refining and Petrochemicals Operations and Pursue Its Growth in Solar Energy (March 10, 2009)

•	EXHIBIT 99.8:	Vietnam: Total and PetroVietnam sign a Production Sharing Contract (March 20, 2009)

•	EXHIBIT 99.9:	Total Gabon: Financial results for fiscal year 2008 (March 20, 2009)